[redacted]

14047250 ION

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 0 4 2014
WASH. D.C.
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49297

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Wildwood Capital Securities Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8875 Hidden River Parkway Suite 300
(No. and Street)

Tampa	FL	33637
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael R Barclay 813-293-4111
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael J. O'Doherty, PC
(Name – *if individual, state last, first, middle name*)

373 Baltimore Pike	Springfield	PA	19064
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael R Barclay, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Wildwood Capital Securities, Inc, as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Notary Public State of Florida
Brooke Roberts
My Commission EE085575
Expires 05/15/2015

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Wildwood Capital Securities, Inc.
(SEC I.D. 8-49297)

Financial Statements and
Supplemental Schedule
For the Year Ended December 31, 2013
And
Independent Certified Public Accountants' Report
And
Supplemental Report on Internal Control

Wildwood Capital Securities, Inc.
(SEC I.D. 8-49297)

Financial Statements and
Supplemental Schedule
For the Year Ended December 31, 2013
And
Independent Certified Public Accountants' Report
And
Supplemental Report on Internal Control

WILDWOOD CAPITAL SECURITIES INC

December 31, 2013

Table of Contents

MICHAEL J. O'DOHERTY, P.C. *Certified Public Accountant*
A Professional Corporation
373 Baltimore Pike • Springfield, Pennsylvania 19064 • (610) 604-4700 • Fax (610) 544-9525

Independent Auditor's Report

To the Board of Directors of
Wildwood Capital Securities, Inc.

We have audited the accompanying statement of financial condition of Wildwood Capital Securities, Inc., as of December 31, 2013, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that our audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wildwood Capital Securities, Inc. as of December 31, 2013, and the results of their

operations and their cash flows for the year then ended in conformity with U.S generally accepted accounting principles.

Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information contained on page 10 in the Computation of Net Capital under Rule 15c-3-1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from, and relates directly to, the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Springfield, Pennsylvania
February 11, 2014

Wildwood Capital Securities, Inc
Statement of Financial Condition
As of December 31, 2013

ASSETS

Cash	$	7,316
FINRA Rebate		1,282
Office Equipment, at cost,		
Less Accumulated Depreciation of $15,222		-
Total Assets	$	8,598

LIABILITIES AND STOCKHOLDERS' EQUITY

Total Liabilities	$	-
Stockholders' Equity:		
Common Stock		
- 2,000 shares authorized, No Par Value		
- 1,500 shares issued and outstanding		1,500
Additional Paid in Captial		27,710
Retained (Deficit)		(20,612)
Total Stockholders' Equity		8,598
Total Liabilities and Stockholders' Equity	$	8,598

See Independent Auditors' Report and Notes to the Financial Statements.

Wildwood Capital Securities, Inc
Statement of Income
For The Year Ended December 31, 2013

Revenue:		
Fees and Commissions	$	19,300
Reimbursed Expenses		3,234
Total Revenue	$	22,534
Costs and Expenses:		
Administrative Expenses		3,755
Interest Expense		67
Other Operating Expenses		435
Payroll Expense		4,000
Payroll Taxes		471
Professional Fees		3,621
Registration & Regulatory Fees		6,114
Rent		4,513
Repairs		637
Taxes		813
Total Costs and Expenses		24,426
Operating Loss		(1,892)
Interest Income		3
Net Loss for the Period	$	(1,889)

See Independent Auditors' Report and Notes to the Financial Statements.

Wildwood Capital Securities, Inc
Statement of Changes in Stockholders' Equity
For The Year Ended December 31, 2013

	Common Stock	Additional Paid-In Capital	Retained Earnings (Deficit)	Total Stockholders' Equity
Balance, December 31, 2012	$ 1,500	$ 27,710	$ (18,723)	$ 10,487
Stockholder distributions, net	-		-	-
Increase in Additional Paid in Capital		-		-
2013 Net Loss	-	-	(1,889)	(1,889)
Balance, December 31, 2013	$ 1,500	$ 27,710	$ (20,612)	$ 8,598

See Independent Auditors' Report and Notes to the Financial Statements.

Wildwood Capital Securities, Inc
Statement of Cash Flows
For The Year Ended December 31, 2013

Cash Flows From Operating Activities:		
Net Loss		$ (1,889)
Adjustment to reconcile net (loss) to net cash provided by operating activities:		
Depreciation	$ -	
Decrease in Security Deposit	313	
Decrease in Prepaid Expenses	1,464	
Increase in FINRA Rebate	(1,282)	
Decrease in Accounts Payable	(743)	
Decrease in Payroll Taxes Payable	(981)	
Total Adjustments		(1,229)
Net Cash Used By Operating Activities		(3,118)
Cash Flows From Investing Activities:		-
Cash Flows from Financing Activities:		-
Net Decrease in Cash		(3,118)
Cash, January 1, 2013		10,434
Cash, December 31, 2013		$ 7,316

Supplemental Disclosures of Cash Flow Information:

Interest Expense For The Year Ended December 31, 2013 was $67

See Independent Auditors' Report and Notes to the Financial Statements.

NOTE 1. ORGANIZATION AND NATURE OF BUSINESS

Wildwood Capital Securities, Inc. was incorporated in the State of Pennsylvania on April 3, 1996. The Company was formed as Sentinel Capital Markets Group, Inc.

The Company is registered as a broker-dealer in securities transactions under the Securities Exchange Act of 1934. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

The Company offers consulting services and performs limited investment banking services.

The Company uses the accrual method of accounting for both financial and tax reporting purposes. The Company's year-end is December 31.
In 2009, FINRA permitted the Company to change its SEC Rule 15c3-3 exemption provision to B(k)(2)(i). In 2010, the Company acted on this allowance by terminating its clearing relationship with RBC Dain and establishing a 'Special Reserve Bank Account for the Exclusive Benefit of its Customers' with Bank America. This account is used for investment banking activity. The Company does not conduct retail brokerage business.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of Wildwood Capital Securities, Inc. is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Investment Advisory Fees

Investment advisory fees are billed and recognized as earned as services are performed.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Office Equipment
Office equipment is stated at cost ($15,222) and has been depreciated on the straight-line basis over its estimated useful life of 5 years. At December 31, 2013, the company's office equipment ($15,222) was fully depreciated but is still in use.

Income Taxes
At December 31, 2013, the Company had approximately $20,495 of tax loss carry forwards for which no benefit has been reported in the financial statements because those benefits may not be realized. A 100% valuation allowance has been provided.

Cash and Cash Equivalents
For purposes of the Statement of Cash Flows, the Company considers all short-term debt securities purchased with a maturity of three months or less to be cash equivalents.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3. NET CAPITAL REQUIREMENTS

The Company is a member of FINRA and subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000. Additionally the Company is required to maintain a net capital ratio, a ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2013, the Company had net capital of $8,598, which was in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.000 to 1. The Company had no debt at December 31, 2013.

NOTE 4. NOTES PAYABLE

The Company has no notes payable.

NOTE 5. CONCENTRATIONS OF CREDIT RISK

The Company maintains its cash in bank deposit accounts. The balances are insured by the Federal Deposit Insurance Corporation up to $250,000. As of December 31, 2013, the Company had no uninsured balances.

NOTE 6. FAIR VALUE

The Company's financial instruments approximate fair value.

NOTE 7. SUBSEQUENT EVENTS

Management has evaluated subsequent events through February 19, 2014, the date that the financial statements were available to be issued.

On January 29, 2014, all the outstanding common shares of the Company were sold to a third party. Under the terms of the sale agreement, the purchaser assumed control and management of the Company at the sale date.

Wildwood Capital Securities, Inc
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
As of December 31, 2013

NET CAPITAL:		
Total Stockholders' Equity		$ 8,598
Deductions and/or Charges:		
Non-Allowable Assets:		
TOTAL DEDUCTIONS		-
NET CAPITAL		$ 8,598
COMPUTATION OFAGGREGATE INDEBTEDNESS:		
Accounts Payable and Accrued Expenses	$ -	
Payroll Taxes Payable	-	
TOTAL AGGREGATE INDEBTEDNESS		$ -
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
NET CAPITAL		$ 8,598
NET CAPITAL REQUIREMENT		5,000
EXCESS NET CAPITAL		$ 3,598
Ratio of aggregate indebtedness to net capital		0.000 to 1

The Company had no debt at December 31, 2013

The above computation does not differ materially from the December 31, 2013 computation of net capital filed electronically by the Company on FOCUS Form X-17A-5 Part IIA.

See Independent Auditors' Report.

MICHAEL J. O'DOHERTY, P.C. *Certified Public Accountant*
A Professional Corporation
373 Baltimore Pike • Springfield, Pennsylvania 19064 • (610) 604-4700 • Fax (610) 544-9525

Independent Auditors' Report on Internal Accounting Control Required by SEC Rule 17a-5

To the Board of Directors of:
Wildwood Capital Securities, Inc.

In planning and performing our audit of the financial statements and supplemental information of Wildwood Capital Securities, Inc., for the year ended December 31, 2013, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17-a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority (FINRA), and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Springfield, Pennsylvania
February 11, 2014